FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material Fact dated October 11, 2011

MATERIAL FACT
Banco Santander, S.A. (the “Bank”) announces that on October 11, 2011, Fitch Ratings and Standard & Poor’s Ratings Services published their revised ratings for the Bank, as detailed below:
Fitch Ratings:

• Long-term debt & deposits	AA- from AA
• Subordinated debt	A+ from AA-
• Upper Tier II subordinated debt	A from A+
• Preferred Shares	A- from A
Ratings have a negative outlook.
Short term rating has been affirmed as F1+.
Standard & Poor’s Ratings Services:

• Long-term debt & deposits	AA- from AA
Ratings have a negative outlook.
Short term rating has been affirmed as A-1+
Boadilla del Monte (Madrid), October 11, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 11, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President